Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Registration Number: 333-199116

Date: October 24, 2014

The following is the voting results of AMEC’s General Meeting held on October 23, 2014 and posted to the Investor section of AMEC’s website, www.amec.com, on October 24, 2014:

AMEC plc

24 October 2014

AMEC plc (the “Company”)  — General Meeting — Voting Results

In compliance with Listing Rule 9.6.18R, we hereby advise that all resolutions were passed by way of a poll vote at the General Meeting held yesterday, 23 October 2014.  For shareholders’ information, the current issued share capital of the Company is 298,364,728 shares (excluding 5,458,126 shares held in Treasury).  The voting was as follows:

	Resolution	Votes For (Including Discretionary)%		Votes Against	%	Votes Withheld*

1	Approve the acquisition of Foster Wheeler AG and allot new AMEC shares to Foster Wheeler shareholders	199,224,932	99.89	209,759	0.11	574,911
2	Authority to allot shares	199,004,685	99.56	873,844	0.44	133,326
3	Disapplication of pre-emption rights	199,144,551	99.74	511,555	0.26	349,701
4	Authority to purchase own shares	199,286,972	99.90	205,868	0.10	519,715
5	Approve the change of name of the Company to Amec Foster Wheeler plc	199,666,779	99.86	278,415	0.14	62,783

* A vote withheld is not a vote in law and is not counted in the calculation of the votes cast “for” or “against” a resolution.

In compliance with Listing Rule 9.6.2R, copies of the resolutions have been forwarded to the UK Listing Authority for publication through the National Storage Mechanism where they will shortly be available for inspection at www.morningstar.co.uk/uk/nsm.

This announcement will also be available for viewing in the Investors section of www.amec.com.

Kim Hand

Senior Assistant Company Secretary

IMPORTANT INFORMATION:

An offer to purchase all of the issued and outstanding registered shares of Foster Wheeler AG (the “Offer”) is being made by AMEC plc (the “Offeror”) through AMEC International Investments BV, a wholly-owned subsidiary of the Offeror.

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the Offer, the Offeror has filed a registration statement on Form F-4, which includes a prospectus, and a Tender Offer statement on Schedule TO (the “Schedule TO”). The Offer is being made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the Offer (the “Offer Document”) and a letter of transmittal and form of acceptance (the “Acceptance Forms”) which have been delivered to Foster Wheeler AG, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler AG shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER AG ARE URGED TO READ ALL DOCUMENTS REGARDING THE OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The Offer Document, the Schedule TO and other related documents filed by the Offeror and Foster Wheeler AG are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC may also be obtained without charge at the Offeror’s website, www.amec.com, or at Foster Wheeler’s website, www.fwc.com, respectively.

While the Offer is being made to all holders of Foster Wheeler AG common shares, this material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.